FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2002

                            CENARGO INTERNATIONAL PLC
                 (Translation of registrant's name into English)

                                Puttenham Priory
                                    Puttenham
                                 Surrey GU3 1AR
                                 United Kingdom
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X    Form 40-F
                                  -----            -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes          No   X
                               -----        -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein is Cenargo International Plc's quarterly report for the period ended March 31, 2002 containing a Management's Discussion and Analysis of Financial Condition and Results of Operation and Unaudited Consolidated Financial Statements.

                            CENARGO INTERNATIONAL PLC
                                QUARTERLY REPORT
                                 MARCH 31, 2002


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL                                                    Depreciation   for  the  2002   quarter   has
                                                           increased by 0.3 million  pounds  sterling to
Cenargo,  an English  company,  is a  diversified          2.2 million pounds  sterling  compared to 1.9
international  transportation  group specialising          million pounds  sterling in the 2001 quarter.
in   European   freight   and   passenger   ferry          This  mainly   arises  as  a  result  of  the
services,    international    ship   owning   and          inclusion  of  capital  costs  of  Lagan  and
chartering,   the   movement   of   surface   and          Mersey Viking purchased in March 2001.
airfreight   and  the   management   of   freight
logistics.                                                 General and  administration  expenses for the
                                                           2002 quarter  increased by 1.0 million pounds
RESULTS OF OPERATIONS                                      sterling  to  3.1  million  pounds   sterling
                                                           compared  to 2.1 million  pounds  sterling in
Three  months  ended March 31,  2002  compared to          the 2001  quarter.  This  partly  arises from
three months ended March 31, 2001.                         increased  activities  in logistics  with the
                                                           leasing of additional  premises at Milton and
Operating Revenues                                         Heston and the  appointment  of a  management
                                                           team  responsible  for the development of the
Operating   revenues   decreased  in  the  second          logistics   activities.   It  also   reflects
quarter   ended   March  31,   2002  (the   `2002          increased  expenditure  on  marketing,  sales
quarter') by 1.4 million pounds  sterling to 28.3          and  computer  systems  in  relation  to  the
million pounds sterling  compared to 29.7 million          Irish Sea.
pounds  sterling  in  the  second  quarter  ended
March  31,   2001  (the  `2001   quarter').   The          Primarily  as a result of these  developments
decrease  comprises a 1.6 million pounds sterling          total  operating  expenses  increased  by 2.0
reduction  in  Irish  Sea  revenues,  and  a  0.2          million  pounds   sterling  to  28.5  million
million  pounds  sterling  increase in  logistics          pounds   sterling   for  the   2002   quarter
and other  income.  The  reduction of 1.6 million          compared to 26.5 million pounds  sterling for
pounds  sterling in Irish Sea  revenues is mainly          the 2001 quarter.
attributable  to  operational  problems  with the
company's  vessels  coinciding  with the decision          Net Operating Income
to change ship managers and the  consequent  loss
of customer  confidence  and support.  It is also          As a  result  of the  foregoing  factors  net
attributable   to  increased   competition.   The          operating  income  decreased  by 3.4  million
increase  of  0.2  million  pounds   sterling  in          pounds  sterling to an operating  loss of 0.3
logistics' revenues  represents  increased levels          million pounds  sterling for the 2002 quarter
of   business   from   the   group's   logistics'          compared  to  net  operating  income  of  3.2
operations.                                                million pounds sterling in the 2001 quarter.

Operating Expenses                                         Other Income/ Expenses

Vessel and other  operating  costs  increased  by          Interest   expense   in  the   2002   quarter
0.2  million  pounds  sterling  to  22.5  million          increased by 0.2 million  pounds  sterling to
pounds  sterling  compared to 22.3 million pounds          3.5 million pounds  sterling  compared to 3.3
sterling  in the  2001  quarter.  This is  mainly          million pounds  sterling in the 2001 quarter.
attributable  to the extra costs incurred in ship          This  mainly  represents  the  costs  of  the
maintenance   and  repair  as  a  result  of  the          financing   of  Lagan   and   Mersey   Viking
operational  problems  mentioned  above.  It also          purchased in March 2001.
includes  the  start  up costs  arising  from the
expansion    of   the    company's    warehousing          Net Loss
facilities  in the South  Midlands and South East
of  the  United  Kingdom  at  Milton  and  Heston          As a result of the foregoing  factors the net
respectively.                                              loss   increased   by  3.7   million   pounds
                                                           sterling to  breakeven  in the 2002  quarter,
                                                           compared to breakeven in the 2001 quarter.

                                                           Six months ended 31st March 2002  compared to
                                                           six months ended 31st March 2001.

Operating Revenues                                         Primarily  as a result of these  developments
                                                           the total  operating  expenses  increased  in
Operating  revenues in the six months ended March          the  2002  period  by  0.5   million   pounds
31,  2002 (the `2002  period')  decreased  by 0.5          sterling  to  56.9  million  pounds  sterling
million  pounds  sterling to 59.2 million  pounds          compared to 56.4 million  pounds  sterling in
sterling   compared   to  59.7   million   pounds          the 2001 period.
sterling  in the six  months  to March  31,  2001
(the `2001  period').  The  decrease  comprises a          Net Operating Income
reduction  of  1.1  million  pounds  sterling  in
Irish  Sea   revenues  and  an  increase  of  0.6          As a  result  of the  foregoing  factors  net
million pounds sterling in logistics' revenues.            operating  income  decreased  by 1.0  million
                                                           pounds   sterling  to  2.3   million   pounds
The  reduction  in Irish  Sea  revenue  is mainly          sterling in the 2002  period  compared to 3.3
attributable   to  the   operating   difficulties          million pounds sterling in the 2001 period.
incurred  mainly  during the  Quarter to 31 March
2002 (see  above).  The  increase  in  logistics'
revenues  is  mainly  attributable  to  increased
levels of business.                                        Other Income / Expenses

Operating Expenses                                         Interest   expense   in   the   2002   period
                                                           increased by 0.7 million  pounds  sterling to
Vessel and other operating  expenses decreased in          7.1 million pounds  sterling  compared to 6.4
the 2002  period by 1.4 million  pounds  sterling          million  pounds  sterling in the 2001 period.
to 46.0 million pounds sterling  compared to 47.4          This  mainly   represents  the  cost  of  the
million pounds sterling in the 2001 period.  This          financing   of  Lagan   and   Mersey   Viking
reduction  takes  into  account  the  benefit  of          purchased in March 2001.
owning  the Mersey  and Lagan  Viking  from March
2001 rather than  chartering  them as previously.          Net Loss
The  full  reduction  is  offset  by  significant
extra and largely non recurrent  costs  connected          As a  result  of the  foregoing  the net loss
with the company's  vessels  associated  with the          for the 2002 period  increased by 1.4 million
operational  problems  mainly in  Quarter  2. The          pounds   sterling  to  3.3   million   pounds
2002  period   also   includes   the   additional          sterling   compared  to  1.9  million  pounds
operating  costs relating to the expansion of the          sterling in the 2001 period.
company's  warehousing  facilities.  Depreciation
for the  2002  period  increased  by 0.5  million          Liquidity and Capital Reserves
pounds  sterling to 4.3 million  pounds  sterling
from  3.8  million  pounds  sterling  in the 2001          Total shareholders'  equity at March 31, 2002
period.   This  mainly  reflects   capital  costs          was 20.0 million pounds sterling  compared to
associated with the Lagan and Mersey Viking.               24.5  million  pounds  sterling  at March 31,
                                                           2001.  The  decrease  of 4.5  million  pounds
Amortisation  of  drydocking  in the 2002  period          sterling  is  represented  by a net  loss for
decreased by 0.2 million  pounds  sterling to 0.7          the  twelve  months  of  5.5  million  pounds
million  pounds  sterling from 0.9 million pounds          sterling    less   an    accumulated    other
sterling  in the 2001  period,  mainly due to the          comprehensive   income   adjustment   of  1.0
phasing of drydocking the group's fleet.                   million pounds sterling.

General and  administrative  expenses in the 2002          Long  term  debt at  March  31,  2002  mainly
period  increased by 1.4 million pounds  sterling          consists of 121.7 million pounds  sterling of
to 5.4 million  pounds  sterling from 4.0 million          9 3/4% First Priority Ship Mortgage Notes, and
pounds  sterling in the 2001 period.  This mainly          40.4 million pounds  sterling mainly relating
represents  increased  marketing  selling  and IT          to the  purchase  of  the  Lagan  and  Mersey
costs in relation to the Irish Sea and  expansion          Viking in March 2001.
of the logistics' facilities.
                                                           On March 31,  2002 the  Company  had cash and
                                                           cash   equivalents   of  7.4  million  pounds
                                                           sterling  compared  to  10.3  million  pounds
                                                           sterling  at March 31,  2001.  The  Company's
                                                           free cash at March 31,  2002 was 2.0  million
                                                           pounds sterling.

Taxation                                                   In January  2002,  Lagan  Viking,  one of the
                                                           key RoPax  vessels on the Liverpool - Belfast
The UK Treasury  published  the  Finance  Bill in          service  entered  dry  dock  for a  scheduled
April  2000,  including  the  proposed UK tonnage          overhaul.  The  dry  dock  was  estimated  to
tax  regime.   The bill  became  law in  late              take 14 days but actually lasted 32 days.
summer 2000.
                                                           While  the Lagan  Viking  was in dry dock and
The  tonnage   tax regime  allows   UK   shipping          out of  service  the other key RoPax  ship on
companies to elect to pay  corporate tax based on          the  Belfast -  Liverpool  route  experienced
a nominal  profit derived from the net tonnage of          generator  failures  which  stopped  the ship
its ships. Non shipping  activities will be "ring          for  3  days  and   restricted   her  use  to
fenced"  and taxed as  before,  based on  taxable          freight-only   vessel   (no   passengers   or
net  income.  The regime is  intended  to promote          drivers) for a further 5 days.
the UK  shipping  industry  and  its  competitive
position.                                                  The  result  of  these   disruptions   forced
                                                           customers   to  switch   their   support   to
Cenargo  has  opted to join the the  tonnage  tax          alternative  services  in January  where they
regime  from  October  1,  2002.  This will allow          remained during  February.  The Company began
Cenargo  to  operate   its  ferry  and   shipping          to regain  customer  confidence  during March
business virtually  tax-free.  Transitional rules          and volumes increased.
of the  regime  mean  that  the  majority  of the          Volumes carried during the quarter by month
Company's  deferred  tax  liability  (9.1 million          were as follows:
pounds  sterling  at  March  31,  2002)  will  be
extinguished   over  a  seven   year   period  at          ETUs               JAN    FEB    MAR    TOTAL
                                                           ----------------------------------------------
approximately 15% per annum.
                                                           Liverpool - Belfast 7,785  9,593 10,695 28,073
                                                           Heysham - Belfast   8,059  7,568  9,092 24,719
SEGMENT ANALYSIS
                                                           Liverpool - Dublin  9,452  8,919  9,213 27,584
Irish Sea                                                  Heysham - Dublin    5,588  5,183  5,708 16,479
                                                                              30,884 31,263 34,708 96,855
The   results   of   the   last    quarter   were
significantly  lower than the same  quarter  last          Total  volumes were  approximately  14% lower
year.                                                      than  during  the  same  quarter  last  year.
                                                           Revenues  were  approximately  10% lower than
At the  end of the  previous  (1st)  quarter  and          the same quarter last year.
during the early part of this (2nd)  quarter  the
Company    has    suffered    significant    ship          Volumes are gradually  being  restored  after
operational   technical   problems   which   have          January's  operational  difficulties  but the
resulted  in  severe   disruption   to  both  our          disruption to the Company's  service occurred
Belfast  services  (Heysham and Liverpool).  This          while the annual  freight  rate  negotiations
has  come at a time  when  our  major  competitor          were  underway and it is too early to predict
increased capacity and undercut rates.                     the  impact  on  our  budgeted  freight  rate
                                                           increases.
In December  2001 Merchant  Bravery  operating on
the   Heysham  -  Belfast   service   suffered  a          The Company  believes the technical  problems
prolonged   engine   breakdown  and  was  out  of          encountered  on their  ships was  symptomatic
service  for 24  days.  This  breakdown  followed          of   the   deteriorating    service   quality
unrelated  technical  problems  on the  Company's          received   from   their   third   party  ship
chartered  ship,  Varbola,  out of service for 27          managers   which  had  been   noted   over  a
days  meaning  that during much of Q1 the Heysham          prolonged  period.  We have put the  managers
- Belfast  service  was  operated  by three ships          on notice of the  deficiencies  and a 3 month
and not the  advertised  four ships.  While these          notice of termination  was served in November
breakdowns had less impact on the Q1 result,  the          2001.
full effect has been felt during Q2 as  technical
problems have continued to affect service levels.


New ship managers,  Bluewater  Marine  Management          These   scheduling   benefits  enable  us  to
Limited,  (Bluewater) took over the management of          introduce  an   additional   vessel  on  this
the  Company's  fleet  on  1st  March  2002.  The          Liverpool  - Belfast  route,  increasing  the
Company  has   acquired  49%  of  the  equity  in          sailing  frequency and thus  encouraging  the
Bluewater  which  will  enable it to  exercise  a          transfer  of  freight   traffic  which  would
tighter  control  over  the  quality  of its ship          otherwise  use  the  far  northern   corridor
management.   Bluewater   is  a   dedicated   and          between Larne and Stranraer  (Scotland).  The
focused  ship  manager   specialising  in  ferry,          increased  frequency opens our service to new
RoPax and RoRo  vessels  only.  The  Company  has          major users  particularly  the `just in time'
already noted a marked  improvement in their ship          supermarket    suppliers.     This    is    a
operations  and  performance  with no significant          significant  new market for the Company where
stoppages since the Bluewater takeover.                    current trailer  movements total some 370,000
                                                           per annum.
The Company's major competitor,  P&O,  introduced
additional  capacity  on their  Dublin  and Larne          The new all tidal,  all  weather  Liverpool -
(Northern  Ireland)  routes.  P&O were  operating          Belfast  service  shortens  road  journeys by
two RoPax  ships  out of Mostyn (a small  private          some  500  miles  per  round  trip  and  will
port  in  North   Wales)   and   introduced   two          assist our  customers  to comply with current
additional  RoPax  ships  on  their  Liverpool  -          tachograph  restrictions  (work-rest  cycles)
Dublin    service    (replacing    two    smaller          and future  European  working time  directive
freighters).  All four of these  RoPax  ships are          legislation.
similar  in   capacity  to  the   Company's   own
vessels.  This  additional  tonnage  amounts to a          The combination of improved ship  performance
30%  increase  in  capacity.   P&O  also  lowered          and   service    frequency   from   our   new
freight rates in the  Liverpool-Larne  trade lane          Riverberth   should   afford  the  Company  a
which   competes   directly  with  the  company's          significant    competitive    advantage   and
directly  with  the  company's  Liverpool-Belfast          increase cargo volumes at `sensible' rates.
service.
                                                           Ferrimaroc
The  Company  had   anticipated   the  advertised
Mostyn  initiative  but the last minute switch of          Ferrimaroc  continues  to  operate to budget.
two  large  RoPax  ships,   to  the  Liverpool  -          A  sailing   schedule   covering  the  winter
Dublin route was unexpected and unwelcome.                 months has been  agreed  with the  competitor
                                                           pool.  The  Company's  share of the Almeria -
More  positively  the new  Riverberth,  which has          Nador  market  during  the  quarter  has been
been built for the Company's  sole use, is almost          almost  60%,  with an almost 22%  increase in
complete.   Initial  berthing  trials  have  been          the market  during the  quarter  compared  to
successful and the Company  intends to switch its          the same period last year.
Liverpool - Belfast  service onto the  Riverberth
on 17th June 2002,  followed  by its  Liverpool -          An  agreement   has  been  reached  with  the
Dublin service in mid-August  2002.  This affords          Moroccan  authorities whereby the Company can
us  a  number  of  competitive  advantages.   The          operate  both its  vessels  during the summer
Liverpool  -  Belfast  vessels  will  be  able to          rather  than  charter  Scirocco,  the smaller
round-trip  daily rather than  alternate  days as          one,  out  to one  of  the  competitor  pool.
at  present  thus   immediately   increasing  our          This  authorisation  is on the  basis  that a
frequency.   This   provides   nearly  18%  extra          further Moroccan line (Comanav)  charters 50%
capacity  at  marginal  cost  (fuel and port unit          of  Scirocco  and is thus  entitled to 50% of
charges).  The  Riverberth  allows our vessels to          the net  earnings  of that  ship  during  the
leave  later,  particularly  at night,  and still          summer.   This  arrangement  should  lead  to
arrive  at their  destination  in  optimum  time.          improved  results  during the  summer  period
This   affords   greater   flexibility   to   our          compared to last year.
customers and should capture increased traffic.



Logistics                                                  FORWARD LOOKING STATEMENTS

The  decision was taken at the end of fiscal 2001          This   release   contains   forward   looking
to  expand  the  Group's  geographical   coverage          statements  (as defined in Section 21E of the
within  the  UK by  renting  warehouse  space  in          Securities   Act  1934,  as  amended)   which
Milton (South  Midlands) and Heathrow (South East          reflect   management's   current  views  with
England).  The  start  up costs  associated  with          respect   to   certain   future   events  and
this programme have been  significant  during the          performance,  including  statements  relating
first  half of fiscal  2002.  The  benefit of the          to multi  purpose  vessel  charters and Irish
rent free  periods  on both  warehouses  has been          sea   freight   ferry   volumes   and  rates,
spread  over the full  period of the  leases,  to          logistics  and cash.  The  following  factors
comply  with  current  accounting  standards.   A          are  among  those  that  could  cause  actual
managing  director  responsible for the Company's          results   to  differ   materially   from  the
logistics'  operations was appointed on 1 January          forward  looking  statements,  which  involve
2002.  His  experience  covers  most  aspects  of          risks and  uncertainties,  and that should be
logistics  but  especially  pick and pack and the          considered    in    evaluating    any    such
direct   selling   industry.   He   also   brings          statements:    changes   in   the   political
pan-European distribution experience.                      environment  in  Northern  Ireland  and Eire,
                                                           Spain and  Morocco,  changes  in the level of
Several   contracts  have  been  won  or  are  in          competition    in   the    Irish    Sea   and
negotiation    covering    all   the    Company's          Mediterranean,  changes  in  the  ability  to
facilities,  including  pick and  pack and  other          provide a regular  scheduled  service  on the
added value requirements.                                  Irish  sea  and the  company's  Mediterranean
                                                           service.

EUROPEAN MONETARY UNION - EURO

On January 1 1999,  eleven  member  countries  of
the European Union  established  fixed conversion
rates    between   their    existing    sovereign
currencies,  and  adopted  the Euro as their  new
common  currency.  The Euro is currently  trading
on currency  exchanges and the legacy  currencies
will  remain   legal   tender  in   participating
countries   for  a  transition   period   between
January 1, 1999 and  January 1, 2002.  During the
transition period,  non-cash payments can be made
in the  Euro  and  parties  can  elect to pay for
goods and services and  transact  business  using
either  Euro  or  a  legacy   currency.   Between
January   1,   2002   and   July  1,   2002   the
participating   countries   will  introduce  Euro
notes  and  coins and will  withdraw  all  legacy
currencies   so  that  they  will  no  longer  be
available.

Although  the  United  Kingdom is  currently  not
participating   in   the   Euro   the   Company's
businesses  trade  extensively  within  the  Euro
Zone.  The Company will  continue to evaluate all
pricing,   currency   risk,   accounting,    tax,
governmental,  legal  and  regulatory  issues  as
guidance  becomes  available.  Based  on  current
information  the  Company  does not  expect  that
Euro  conversion  will  have a  material  adverse
affect on its business or financial condition.



                   Unaudited Consolidated Statements of Income

                     Three Months Ended March 31, 2002, 2001
                   (Expressed in thousands of pounds sterling)

                                                 2002                    2001

Operating revenues
Charterhire income                                3,690                 3,746
Ferry service income (3b)                        19,699                21,256
Logistics and other income                        4,935                 4,719
                                          -----------------------------------
                                                 28,324                29,721
                                          -----------------------------------
Operating expenses
Vessel and other operating costs                 22,480                22,316
Depreciation                                      2,196                 1,903
Amortisation of drydocking                          365                   303
Goodwill amortisation                               298                   289
General andadministrative exps                    3,117                 2,069
Foreign exchange loss/(gain)                        128                  (312)
                                          ------------------------------------
                                                 28,584                26,568
                                          ------------------------------------

Operating (loss)/income                            (260)                 3,153

Other income (expense)
Interest income                                      50                    117
Interest expense                                 (3,529)                (3,284)
Loss on disposal of assets                           (5)                   (76)
                                          ------------------------------------
                                                 (3,484)                (3,243)
                                          ------------------------------------


Loss before income taxes                         (3,744)                   (90)
Income taxes                                      1,124                     68
Minority Interests                                    -                      -

Net Loss                                         (2,620)                   (22)
                                          ------------------------------------


Additional financial information
EBITDA (note 4)                                   2,594                  5,572
EBITDA to interest expense, net                   0.75x                   1.8x




                   Unaudited Consolidated Statements of Income

                      Six Months Ended March 31, 2002, 2001
                   (Expressed in thousands of pounds sterling)

                                                 2002                    2001

Operating revenues
Charterhire income                                7,629                 7,613
Ferry service income (3b)                        40,363                41,499
Logistics and other income                       11,232                10,620
                                          -----------------------------------
                                                 59,224                59,732
                                          -----------------------------------
Operating expenses
Vessel and other operating costs                 45,993                47,440
Depreciation                                      4,283                 3,830
Amortisation of drydocking                          690                   866
Goodwill amortisation                               594                   592
General and administrative exps                   5,407                 3,998
Foreign exchange (gain)/loss                        (44)                 (347)
                                          ------------------------------------
                                                 56,923                56,379
                                          ------------------------------------

Operating income                                  2,301                 3,353

Other income (expense)
Interest income                                     128                   307
Interest expense                                 (7,114)               (6,372)
Gain on disposal of assets                           (5)                  (74)
                                          ------------------------------------
                                                 (6,991)               (6,139)
                                          ------------------------------------



Loss before income taxes                         (4,690)               (2,786)
Income taxes                                      1,407                   882
Minority Interests                                    -                     -

Net Loss                                         (3,283)               (1,904)
                                          ------------------------------------


Additional financial information
EBITDA (note 4)                                   7,862                 8,566
EBITDA to interest expense, net                    1.1x                  1.4x






                      Unaudited Consolidated Balance Sheets

                           As of March 31, 2002, 2001
                   (Expressed in thousands of pounds sterling)

                                                   2002                   2001
Assets
Current assets
Cash and cash equivalents                         1,947                  7,179
Cash held in escrow and blocked deposits          5,418                  3,124
Trade accounts receivable                        18,901                 19,047
Other receivables                                 3,399                  2,000
Inventories                                         716                    883
Prepaid expenses and accrued income               3,818                  4,044
                                          ------------------------------------
                                                 34,199                 36,277

Land and buildings                               11,696                 12,070
Vessels and equipment                           132,454                137,855
Loans to joint ventures                           2,807                  2,620
Other investments                                    96                      1
Goodwill, net                                    19,038                 20,114
Deferred charges, net                             6,145                  7,083
Pension fund debtor                               3,659                  3,467
                                          ------------------------------------
Total assets                                    210,094                219,487
                                          ------------------------------------

Liabilities and shareholders' equity
Current liabilities
Current maturities of long-term debt              4,016                  4,375
Capital lease obligations                           651                    683
Trade accounts payable                            6,196                  5,964
Accrued expenses                                  5,283                  5,584
Accrued interest - ship mortgage notes            3,625                  3,534
Other creditors                                   3,802                  2,767
                                          ------------------------------------
                                                 23,573                 22,907
                                          ------------------------------------
Long-term liabilities
Long-term debt                                   36,735                 41,320
Ship mortgage notes                             119,026                121,704
Capital lease obligations                           532                    909
Other creditors                                   1,157                    524
Deferred taxation                                 9,107                  7,578
                                          ------------------------------------
Total liabilities
                                                190,130                194,942
                                          ------------------------------------

Shareholders' equity
Share capital                                        13                     13
Accumulated other comprehensive income:            (681)                (1,691)
Retained earnings                                20,632                 26,223
                                          ------------------------------------
Total shareholders' equity                       19,964                 24,545
                                          ------------------------------------

Total liabilities and shareholders' equity      210,094                219,487
                                          ------------------------------------



                 Unaudited Consolidated Statements of Cash Flows

                      Six Months Ended March 31, 2002, 2001
                   (Expressed in thousands of pounds sterling)

                                                           2002           2001
Operating Activities
Net income (loss)                                        (3,283)        (1,904)
Amortisation of drydocking                                  690            866
Depreciation & amortisation                               4,283          3,830
(Gain)loss on disposition of fixed assets                     5             74
Foreign exchange adjustment                              (3,291)         1,852
Goodwill amortisation                                       594            592
(Increase) decrease in pension debtor                         -              -
(Increase) decrease in trade debtors                      1,358            525
(Increase) decrease in other debtors                         24           (425)
(Increase) decrease in stock                                124            144
(Increase) decrease in prepayments and accrued income     4,438           (464)
Increase (decrease) in trade creditors                   (4,608)          (202)
Increase (decrease) in other creditors                    1,314         (1,862)
Increase (decrease) in accrued expenses                  (2,334)         2,556
Increase (decrease) in deferred tax liability            (1,407)        (3,121)

Net cash (used) in operating activities                  (2,093)        (2,461)
                                                       ------------------------

Investing activities
Additions to investments in associated company              (96)             -
Additions to vessels and equipment                       (1,079)       (44,007)
Purchase of subsidiary companies, net of cash acquired      (50)             -
Proceeds from sale of capital assets                         -               -

                                                         (1,225)      (44,007)
                                                       ------------------------
Financing activities
Proceeds from long-term debt                                  -         41,991
Repayment of long-term debt                              (2,179)             -
Due to joint ventures                                      (163)           246
Repayments of capital leases                               (307)          (425)
Proceeds from capital leases                                  -              -
Deferred charges paid (drydockings)                      (1,480)             -

                                                         (4,129)        41,812
                                                       -----------------------

Net increase (decrease) in cash and cash equivalents     (7,447)           266
Cash and cash equivalents at beginning of period         14,812         10,037
                                                       -----------------------
Cash and cash equivalents at end of period                7,365         10,303
                                                       -----------------------


              Notes to Unaudited Consolidated Financial Statements

                              March 31, 2002, 2001


1.   Interim accounting policy

     In the opinion of management of Cenargo International Plc (the "Company") the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the U.S. the financial position of the Company and the results of operations and cash flows for the six months ended March 31, 2002 and 2001. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the six months ended March 31, 2002 and 2001 are not necessarily indicative of what operating results may be for the full year.

2.   Changes in shareholder's equity

                                         Cumulative      Ordinary
                                        translation         share      Retained
                                         adjustment       capital      earnings
                                         ----------       -------      --------

     Balance at September 30, 2000           (1,041)           12        24,448

     Net income (loss)                       (2,732)            -         1,775
                                       -------------  -----------   -----------

     Balance at March 31, 2001               (1,691)           12        26,223
                                       =============  ===========   ===========


     Balance at September 30, 2001             (391)           12        23,915

     Net income (loss)                         (290)            -        (3,283)
                                       -------------  -----------   ------------

     Balance at March 31, 2002                 (681)           12        20,632
                                       =============  ===========   ===========


3.   Contingent liabilities and assets

     (a) The company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the company is subject to calls payable to the associations based on the company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

              Notes to Unaudited Consolidated Financial Statements

                              March 31, 2002, 2001


     (b) The Company continues to pursue claims for damages relating to operations in Spain. The total claims amount to 21.5 million pounds sterling of which 7 million pounds sterling has been received and recognised in previous years.

4.   Segment Information

     The Company has adopted FASB Statement No. 131, "Disclosures about Segments of Business Enterprise and Related Information". The Company is managed in three operating segments: Irish Sea Ferries, Ferrimaroc and Logistics and Other Activities. Corporate includes certain central overhead costs, central financing costs and other general corporate income and expenditure.

     The Company utilises EBITDA as a measure of segmental performance. The Company defines EBITDA as net income (loss) before taxes, interest expense, interest income, depreciation, provision for impairment in value of vessels, amortisation of dry-docking and special survey costs, amortisation of goodwill, gain or loss from joint ventures and minority interest.

     Certain financial information is presented below: amounts are in thousands of US Dollars.

                                                                        Shipowning &
                                      Irish Sea              Logistics   Chartering
                                       Ferries   Ferrimaroc  and Other  Less Corporate  Total

     Three Months to March 31, 2002
     Revenue                             17,323     2,375      4,935         3,690      28,323
     EBITDA                               2,330       286      (287)           245       2,594
     Tangible assets                    120,458     9,744      5,220         8,728     144,150
     Capital expenditure                    269         -        253             -         522

     Three months to March 31, 2001
     Revenue                             19,221     2,035      4,719         3,746      29,721
     EBITDA                               4,157       172        442           801       5,572
     Tangible assets                    124,580    10,585      5,623         9,137     149,925
     Capital expenditure                 43,879         -        128             -      44,007

     Six months to March 31, 2002
     Revenue                             35,786     4,576     11,232         7,629      59,223
     EBITDA                               6,646       375      (259)         1,100       7,862
     Capital expenditure                    523         -        556             -       1,079

     Six months to March 31, 2001
     Revenue                             37,859     3,639     10,620         7,613      59,731
     EBITDA                               6,419     (171)        810         1,508       8,566
     Capital expenditure                 43,879         -        128             -      44,007


              Notes to Unaudited Consolidated Financial Statements

                              March 31, 2002, 2001


4.   Segment Information (continued)

     EBITDA for all reportable segments differs from consolidated income (loss) before income taxes reported in the consolidated statements of income as follows: amounts are in thousands of pounds Sterling:

                                     Three months Ended March 31       Six months Ended March 31
                                       2002             2001             2002            2001
                                       ----             ----             ----            ----

    EBITDA                                 2,594        5,572           7,863            8,566
    Reconciling items:
    Depreciation                          (2,196)      (1,903)         (4,283)          (3,829)
    Amortisation of goodwill                (298)        (289)           (594)            (592)
    Amortisation of drydocking              (365)        (303)           (690)            (866)
    Net interest expense                  (3,479)      (3,167)         (6,986)          (6,065)

                                     ------------- ------------ --------------- ----------------
    Loss income before income taxes       (3,744)         (90)         (4,690)          (2,786)
                                     ------------- ------------ --------------- ----------------

                          FLEET LIST AT MARCH 31, 2002


                                                           Year
Vessel Name             Vessel Type    Capacity            Built   Flag
-----------             -----------    --------            -----   ----


MERCHANT BRAVERY    C   RoRo           40 cars             1978    Bahamas
                                       100 trailer units

MERCHANT BRILLIANT  C   RoRo           40 cars             1979    Bahamas
                                       100 trailer units

MERCHANT VENTURE    C   RoRo           55 trailer units    1979    British
                                                                   (Isle of Man)

RIVER LUNE          C   RoRo           49 cars             1983    Bahamas
                                       93 trailer units

SAGA MOON           C   RoRo           50 cars             1984    British
                                                                   (Gibraltar)
                                       72 trailer units

MISTRAL             C   Passenger/Car  2,386 passengers    1981    Bahamas
                        Ferry          700 cars

SCIROCCO            C   Passenger/Car  1,315 passengers    1974    Bahamas
                        Ferry          296 cars
                                       30 trailer units

DAWN MERCHANT       C   RoPax          250 passengers      1998    British
                                                                   (Isle of Man)
                                       136 trailer units

BRAVE MERCHANT      C   RoPax          250 passengers      1999    British
                                                                   (Isle of Man)
                                       136 trailer units

NORTHERN MERCHANT*      RoPax          250 passengers      2000    British
                                       136 trailer units

MIDNIGHT MERCHANT*      RoPax          250 passengers      2000    British
                                       136 trailer units

LAGAN VIKING            RoPax          330 passengers      1997    Italian
                                       180 trailer units

MERSEY VIKING           RoPax          330 passengers      1997    Italian
                                       180 trailer units



C    Collateral vessel securing 9 3/4% Ship Mortgage Notes
*    Operated under an operating lease.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     CENARGO INTERNATIONAL PLC (registrant)



Dated: June 5, 2002                                By: /s/ Michael Hendry
                                                       ------------------------
                                                       Michael Hendry
                                                       Chairman











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